Preferred Capital Securities, LLC

Statement of Financial Condition

December 31, 2015

Assets:		
Cash and cash equivalents	$	1,506,808
Due from related party		278,602
Equipment, net of accumulated depreciation of $1,094		8,391
Prepaid expenses and other assets		106,598
Total assets	$	1,900,399
Liabilities:		
Accounts payable and accrued expenses	$	591,537
Due to related party		28,583
Total liabilities		620,120
Member's equity		1,280,279
Total liabilities and member's equity	$	1,900,399

See accompanying notes to financials statements.